                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves Interim Financial Statements at 30 September 2010

-    CONSOLIDATED EARNINGS: €1,819 MILLION (+57.2% COMPARED WITH THE FIRST NINE MONTHS OF 2009)

-    ADJUSTED NET FINANCIAL POSITION: €32,985 MILLION, DOWN €964 MILLION ON 31 DECEMBER 2009 (€33,949 MILLION)

-    BERNABÈ: “TELECOM ITALIA’S COMMITMENT IN PURSUING ITS BUSINESS TRANSFORMATION HAS DELIVERED AN IMPROVED REVENUE TREND, PRIMARILY THANKS TO TIM BRASIL. THIS CONFIRMS THE STRATEGIC IMPORTANCE OF LATIN AMERICA WHERE WE HAVE RECENTLY ACQUIRED CONTROL OF TELECOM ARGENTINA, THUS REINFORCING THE GROUP’S INTERNATIONAL PROFILE. MEANWHILE CONTINUING RIGOROUS COST CONTROL, TOGETHER WITH SOUND CASH FLOW GENERATION, CONFIRM THAT WE ARE IN LINE WITH OUR FULL-YEAR PROFITABILITY AND DEBT REDUCTION TARGETS”

REVENUES: €19,899 MILLION, DOWN 0.5% COMPARED WITH THE FIRST NINE MONTHS OF 2009; ORGANIC VARIATION IS -4.9%

EBITDA: €8,475 MILLION (-0.6% COMPARED WITH THE FIRST NINE MONTHS OF 2009), EXCLUDING PROVISION FOR €240 MILLION POSTED FOR HEADCOUNT REDUCTION PLAN

ORGANIC EBITDA: €8,747 MILLION (-0.8% COMPARED WITH THE FIRST NINE MONTHS OF 2009)

ORGANIC EBITDA MARGIN: 44.0% (42.1% IN THE FIRST NINE MONTHS OF 2009; +1.9 pp)

EBIT: €4,304 MILLION (+0.3% COMPARED WITH THE FIRST NINE MONTHS OF 2009)

NET INCOME: €1,819 MILLION (+57.2% COMPARED WITH THE FIRST NINE MONTHS OF 2009); EXCLUDING NON-RECURRING ITEMS, NET INCOME CAME TO €1,993 MILLION IN THE FIRST NINE MONTHS OF 2010, UP 14.6% COMPARED WITH THE SAME PERIOD OF 2009

ADJUSTED NET FINANCIAL POSITION: €32,985 MILLION, DOWN €964 MILLION ON 31 DECEMBER 2009 (€33,949 MILLION); -€2.1 BILLION COMPARED WITH 30 SEPTEMBER 2009

***

The preliminary results for the first nine months of 2010 will be illustrated to the financial community during a conference call scheduled for 4:30 pm (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

A slide presentation with audio streaming will be available at www.telecomitalia.com/9m2010. Those unable to connect live may follow the presentation until 11 November 2010 by calling: +39 06 334843 (access code 311975#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113

***

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; Net Financial Debt and Adjusted Net Financial Debt). These terms are defined in the Appendix.

The Telecom Italia Group Interim Financial Statements at 30 September 2010 were drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and with Consob Communication DEM/8041082 of 30 April 2008 (Quarterly reporting by issuers of listed shares who give Italy as state of origin).

The Interim Financial Statements do not undergo an external audit and were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS").

The accounting and consolidation principles adopted in the preparation of the Interim Statements were consistent with those used for the Telecom Italia Group Consolidated Statements at 31 December 2009, with the exception of certain new Principles/Interpretations adopted by the Group from 1 January 2010 and already explained in the 2009 statements. These new Principles/Interpretations have no impact on the Interim Financial Statements at 30 September 2010.

No events or circumstances or variations to key variables occurred that required us to update the impairment test on the value of goodwill carried out for the Interim Consolidated Statements at 30 June 2010.

As a result of errors in previous years – as defined by IAS 8 – in relation to the Telecom Italia Sparkle case and described in detail in the Telecom Italia Group Consolidated Statements at 31 December 2009, restatements have been made to the economic and financial data for the first nine months of 2009 (including Q3) provided for comparison.

Beginning with the Telecom Italia Group Interim Consolidated Statements at 30 June 2010, following a detailed review of the indirect taxes paid by the Group in the various jurisdictions and also in view of the forthcoming adoption by companies of TIM Brasil Group of IFRS accounting principles, certain taxes paid in Brazil have been moved from the item "Other operating costs" to the items "Revenues" and "Other income”.

Note that the section "Outlook for the 2010 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 4 November 2010

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and approved the Interim Financial Statements at 30 September 2010.

Franco Bernabè, CEO of Telecom Italia, said: “The results for the nine months confirm that our strategy to reposition in core markets has been fully accomplished in Brazil, and that it is delivering concrete results in Italy in the fixed line segment, while it will require more time in the mobile one. The ongoing cost control together with rigorous financial management have allowed us to achieve a strongly improving net income of €1,819 million and to confirm our full-year EBITDA and debt reduction targets.

Finally, with the acquisition of control over Telecom Argentina - whose results will be consolidated starting in Q4 2010 - we have added a valuable asset in Latin America, a key area for the Group”.

TELECOM ITALIA GROUP

In the first nine months of 2010 the following companies left the consolidation area:

-       HanseNet Telekommunikation GmbH (a German broadband carrier) already posted under Discontinued Operations; the sale took place on 16 February 2010;

-       Elettra (included in the Domestic Business Unit – International Wholesale) sold on 30 September 2010.

As of 30 September 2010, following the decision to sell, BBNed Group (included under Other Operations) is considered a disposal under IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations). As a consequence, the assets and liabilities have been reclassified under two specific items in the Balance Sheet at 30 September 2010: “Assets Sold/Assets Held for Sale” and “Liabilities Directly Linked to Assets Sold/Assets Held for Sale”; the sale took place on 5 October 2010.

The main changes during 2009 were as follows:

-       the entry on 30 December 2009 of the Brazilian fixed network operator Intelig Telecomunicações Ltda, following the acquisition of 100% by TIM Participações, consolidated within the Brazil Business Unit;

-       exclusion of Telecom Media News S.p.A. from the consolidation area from 1 May 2009, following the sale of a 60% stake in the company by Telecom Italia Media S.p.A.

Revenues in the first nine months of 2010 amounted to €19,899 million, down 0.5% from €19,995 million in the first nine months of 2009. In terms of organic variation, the decrease in consolidated revenues was 4.9%.

In detail, the organic variation in revenues is calculated by excluding:

-       the effect of changes to the consolidation area (+€190 million, referring to the entry of Intelig Telecomunicações Ltda into the Brazil BU in the first nine months of 2010);

-       the effect of exchange rate variations (+ €733 million, resulting mainly from forex gains of the Brazil BU);

-       other non organic profits of €6 million over the first nine months of 2009.

Revenues, broken down by business unit, are as follows:

	1.1 – 30.9 2010		1.1 – 30.9 2009		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	15,032	75.5	16,234	81.2	(1,202)	(7.4)	(7.5)
- Core Domestic	14,251	71.6	15,416	77.1	(1,165)	(7.6)	(7.6)
- International Wholesale	1,207	6.1	1,298	6.5	(91)	(7.0)	(7.5)
Brazil	4,498	22.6	3,429	17.1	1,069	31.2	3.5
Media, Olivetti and Other Operations	500	2.5	449	2.2	51	11.4
Adjustments and eliminations	(131)	(0.6)	(117)	(0.5)	(14)	12.0
Total Consolidated	19,899	100.0	19,995	100.0	(96)	(0.5)	(4.9)

EBITDA came to €8,475 million, down €51 million (-0.6%) on the previous year period, EBITDA margin at 42.6% of revenues remaining unchanged compared  with the first nine months of 2009. In organic terms EBITDA fell by 0.8%, though 1.9% higher in proportion to revenues (44.0% in the first nine months of 2010 compared with 42.1% in the first nine months of 2009).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	1.1 – 30.9 2010		1.1 – 30.9 2009		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	7,210	85.1	7,703	90.3	(493)	(6.4)	(3.6)
% of Revenues	48.0		47.4		0.6 pp		2.0 pp
Brazil	1,281	15.1	849	10.0	432	50.9	18.4
% of Revenues	28.5		24.8		3.7 pp		3.6 pp
Media, Olivetti and Other Operations	(17)	(0.2)	(27)	(0.3)	10	37.0
Adjustments and eliminations	1	-	1	-	-	-
Total Consolidated	8,475	100.0	8,526	100.0	(51)	(0.6)	(0.8)
% of Revenues	42.6		42.6				1.9 pp

EBIT amounted to €4,304 million, up €11 million (+0.3%) from the first nine months of 2009, with EBIT margin stable at 21.6% (21.5% in the first nine months of 2009). The organic EBIT variation was a positive €126 million (+2.8%) while organic EBIT margin rose 1.7 percentage points to reach 22.9% in the first nine months of 2010 (21.2% in the  previous year period).

Consolidated net income amounted to €1,819 million, up 57.2% compared with the first nine months of 2009 (€1,157 million). Excluding non-recurring items — primarily depreciations totalling around €590 million posted in Q3 2009 and provisions of €240 million posted in Q3 2010 for headcount reduction plan — the increase in net profits would be +14.6% compared with the first nine months of 2009.

Capex amounted to €2,938 million, down €60 million compared with the first nine months of 2009, broken down as follows:

(Euro mln.)	1.1 – 30.9 2010		1.1 – 30.9 2009		Change
	%		%

Domestic	2,153	73.3	2,411	80.4	(258)
Brazil	741	25.2	539	18.0	202
Media, Olivetti and Other Operations	44	1.5	48	1.6	(4)
Adjustments and eliminations	-	-	-	-	-
Total	2,938	100.0	2,998	100.0	(60)
% of Revenues	14.8		15.0		(0.2) pp

Cash flow from operations came to €3,451 million, down €481 million from the first nine months of 2009, mainly due to the utilization of operating funds set aside in previous years in relation to the Sparkle case. Excluding this effect, cash flow generation for the period (€3,840 million) is substantially in line with the same period of the previous year.

Adjusted net financial position (excluding the purely accounting and non-monetary effects of the valuation at fair value of financial derivatives and related assets/liabilities) is €32,985 million, down €964 million with respect to 31 December 2009 (€33,949 million) and by €2.1 billion with respect to 30 September 2009. This is mainly due to the cash-in from the sale of HanseNet and Elettra, which amply cover the impact of the €418 million settlement of the Telecom Italia Sparkle case in July 2010, as well as the distribution of dividends for a total €1,061 million.

In Q3 2010 adjusted net financial position fell by €594 million from the €33,579 million at 30 June 2010: income tax payments were amply offset by the positive operating free cash flow generated in the quarter.

Accounting net financial position stood at €33,773 million, down by €974 million from 31 December 2009 (€34,747 million) and by €256 million against 30 June 2010 (€34,029 million).

Group headcount stood at 70,054 employees, of whom 59,903 in Italy.

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

-       Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), Telecom Italia Sparkle business (international wholesale) as well as associated support operations;

-       Brazil Business Unit: refers to telecommunications operations in Brazil;

-       Media Business Unit: includes TV network-related activities and operations;

-       Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems, office products and IT services;

-       Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Following the sale in the first nine months of 2010 of HanseNet, already classified among Discontinued Operations, the European BroadBand business unit has been removed. The other companies originally included in that business unit have been moved under Other Operations.

From 1.1.2010 the companies Shared Service Center and HR Services, previously consolidated under Other Operations, were included in the Domestic BU perimeter. In order to make a proper comparison possible, segment reporting for comparable periods has been restated accordingly.

Figures for Telecom Italia Media at 30 September 2010 can be found in the press release issued on 29 October 2010, following the Board Meeting's approval.

DOMESTIC

-       Domestic revenues amounted to €15,032 million, down 7.4% on the same period of 2009 (€16,234 million) and with an organic variation of -7.5%.

Highlights:

Core Domestic Revenues

Core Domestic revenues amounted to €14,251 million, down 7.6% (€15,416 million in the first nine months of 2009) and with an organic variation of -7.6%.

The performance of the individual market segments as compared with the same period of 2009 is as follows:

•         Consumer: revenues fell by €947 million (-11.4%), of which €760 million (-9.5%) from services and €187 million from product sales. This was mainly attributable to a fall in revenues from voice services, in particular fixed-line telephony (-€298 million) and outgoing mobile calls (-€355 million). In response to not sustainable pricing premium new commercial policies have been introduced since the end of 2009, designed to reposition the offering more competitively, and thanks to which the contraction in the customer base was substantially halted in the last quarter. Although the recovery of costumer base was less important than expected. A further factor was the decline in mobile termination revenues (-€127 million, of which €83 million resulting from the reduction in tariffs) and in Mobile messaging (-€67 million). Meanwhile Internet services have trended positively compared with the first nine months of 2009 thanks to the continued growth of broadband services both fixed-line (+€50 million) and mobile (+€43 million).

•         Business: this segment reported a fall in revenues of €166 million (-5.9%), nevertheless demonstrating also in the third quarter a gradual recovery on previous quarters (Q3 2010: -4.3%; Q2:-5.4%; Q1: -8.0%; Q4 2009: -10.2%). The improvement is a result of the positive marketing strategy already introduced in the second half of 2009, aimed at more effectively protecting the customer base and the acquisition of higher quality new customers, especially in the mobile segment. In the fixed-line segment, the contraction in voice subscribers in Q3 2010 was around 30,000, -24,000 in Q2, -25,000 in Q1; with smaller quarterly declines than in 2009. Broadband accesses grew by  approx. 12,000, less than in Q2 2010 (+16,000) and in Q1 2010 (+27,000). In the mobile segment, the net increase in lines came to +40,000.

•         Top: total revenues fell by €147 million (-5.5%) compared with the corresponding period of 2009, with a Q3 2010 performance (-4.5%) substantially in line with the previous quarter (-4.8%) and better than Q1 (-7.2%). Revenues from services held firm, in particular in the fixed-line business, partly thanks to the resilience of revenues from ICT services. This result was achieved despite the continued fall in voice and data revenues for the fixed-line segment, largely due to pricing dynamics typical of mature services. Mobile revenues continue to grow (+7.7%), driven by the continual expansion of the customer base and of VAS (+21% ca.), especially Interactive services (+19% ca.).

•         National Wholesale: the increase in revenues (+€66 million; +4.5%) was driven by the growth of OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

International Wholesale Revenues

In the first nine months of 2010 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €1,207 million, down €91 million from the same period of 2009 (-7.0%), mainly as a result of the price reduction for voice services (-€87 million).

Besides the breakdown by market segment given above, the following revenue figures are distinguished by technology (fixed-line and mobile).

Fixed-Line Telecommunications Revenues

In the first nine months of 2010 revenues amounted to €10,516 million, down €448 million (-4.1%) from the previous year period. The organic change in revenues was negative by €461 million (-4.2%).  At 30 September 2010 retail accesses stood at 15.6 million (-513,000 compared with 31 December 2009). It is worth noting that the reduction in lines with respect to previous quarters has been improved (-263,000 in Q3 2009; -196,000 in Q1 2010; -160,000 in Q2 2010; -157,000 in Q3 2010). The wholesale customer portfolio grew to approx. 6.6 million accesses (+423,000 compared with 31 December 2009). The total BroadBand portfolio at 30 September 2010 amounted to ca. 9 million accesses (+292,000 compared to 31 December 2009), of which over 1.8 million wholesale.

Retail Voice

Revenues for this business came to €4,613 million (-€527 million; -10.3% compared with the first nine months of 2009). All market segments suffered a physiological reduction in the customer base - though steadily slowing - and weaker traffic volumes, both due to the competitive operating environment. In addition, the revenue trend suffers the reduction in regulated fixed-to-mobile termination rates. In particular, the contraction of revenues in the retail segment (-€178 million), was partially offset in the domestic business segment by the strong performance of National Wholesale services (+€73 million in Regulated Intermediate Services such as Local Loop Unbundling and Wholesale Line Rental).

Internet

Revenues amounted to €1,317 million, up €54 million (+4.3%) from the corresponding period of 2009. The total retail broadband portfolio reached 7.2 million accesses on the domestic market, up 186,000 accesses from the end of 2009. Flat-rate customers have reached 86% (83% at end of 2009) partly thanks to the introduction of the new “Internet senza limiti” and “Tutto senza limiti” offers aimed at the consumer market.

Business Data

Revenues from the Business Data segment came to €1,146 million, down €76 million (-6.2%) from the same period of 2009, reflecting the current negative economic climate as well as the contraction in prices of traditional leased lines and data transmission businesses. In the ICT segment revenues slipped to €28 million (-4.9%) owing to a fall both in product sales (-€20 million), in line with a strategy of focusing on higher margin items, and in services (-€8 million).

Wholesale

In the first nine months of 2010 the customer portfolio of Telecom Italia’s National Wholesale division reached 6.6 million accesses for voice services and over 1.8 million accesses for broadband services. Overall, revenues from National Wholesale services were up by €144 million compared to the corresponding period of 2009 (+6.8%). The upward trend in revenues in this sector is ascribable to growth in the alternative operator customer base, which is served by a variety of access types. Total Wholesale sector revenues for the first nine months of 2010 were €3,136 million (+2.6%).

Mobile Telecommunications Revenues

Revenues from Mobile Telecommunications in the first nine months of 2010 came to €5,822 million, down €674 million (-10.4%) on the first nine months of 2009. Revenues from services fell by 8.2% and revenues from products by 49.9%. At 30 September 2010 Telecom Italia provided around 30.6 million mobile lines, 88,000 more than in Q2 2010, showing an improving trend on a YoY basis, a strongly decreasing churn (the ratio between discontinued clients and the average client base) and active lines growing to 85% of the client base.

Outgoing voice

Revenues amounted to €3,069 million, down €439 million (-12.5%) from the same period of 2009. The new marketing strategy introduced in Q4 2009 intended to make rates more competitive and to stimulate in particular traffic within the TIM client community have not yet produced an upturn in volumes sufficient to compensate for the lower prices.

Incoming voice

Revenues stood at €1,047 million, down €105 million (-9.1%) from the previous year period, mainly due to the lower mobile termination rates.

Value added services (VAS)

Revenues came to €1,536 million, up 2.6% on the previous year period. This growth was mainly due to interactive VAS, which grew 12.5% thanks primarily to revenues from Browsing (+18.9%). VAS revenues account for around 27.2% of total revenues from services.

Handset sales

Revenues amounted to €170 million, down €169 million (-49.9%) from the same period of 2009. Rationalization of the product portfolio continues with a greater focus on quality and on profitability (smartphones and Internet keys).

-       EBITDA for the Domestic business unit amounted to €7,210 million, down €493 million (-6.4%) from the corresponding period of 2009. EBITDA margin was 48.0%, up 0.6 percentage points from the previous year period.  The contraction in revenues is partly compensated by selective and targeted marketing expenses and strict containment of fixed costs.

-       Organic EBITDA came to €7,482 million. The organic change was negative by €279 million (-3.6%), with the EBITDA margin standing at 49.8% of revenues, 2.0 percentage points higher than the same period of 2009.

-       EBIT for the Domestic BU amounted to €4,038 million, down €259 million (-6.0%) compared with the corresponding period of 2009, with EBIT margin of 26.9% (26.5% in the first nine months of 2009). The variation in EBIT was mainly due to a reduction in amortisations of €183 million. The organic change in EBIT was negative by €102 million (-2.3% in the previous year period) while EBIT margin came to 28.5% of revenues (27.0% in the first nine months of 2009).

-       Capex amounted to €2,153 million, down €258 million from the same period of 2009 mainly due to lower investments on network and service platforms. The capex margin on revenues was 14.3%, in line with the first nine months of 2009 (14.9%).

-       The headcount came to 58,317 employees, 1,050 fewer than on 31 December 2009.

BRAZIL

(average real/euro exchange rate 2.34125)

Revenues of Tim Brasil Group in the first nine months of 2010 came to 10,532 million reais, 804 million higher (+8.3%) than the corresponding period of 2009. Organic growth is +3.5%. Revenues from services in the first nine months of 2010 came to 9,945 million reais, up 11.3% from 8,939 million reais in the previous year period (+5.9% in organic terms). Revenues from products fell from 789 million reais in the first nine months of 2009 to 587 million reais in the first nine months of 2010 (-25.6%) due to the development of offers tailored more to the service than to handset subsidies.
ARPU (Average Revenue Per User) stood at 24.1 reais in September 2010 compared with 26.7 reais in September 2009. The total number of lines at 30 September 2010 was 46.9 million, 18.5% higher than on 30 September 2009, representing a 24.5% market share.

EBITDA amounted to 2,999 million reais, up 589 million reais from the first nine months of 2009 (+24.4%); EBITDA margin was 28.5%, up 3.7 percentage points from the previous year period. This result was achieved thanks to increased revenues, expansion of higher margin “on net” traffic, and in general continual efficiency gains in cost areas not directly correlated to business growth. Compared to the first nine months of 2009, the organic change in EBITDA amounted to +465 million reais, with the EBITDA margin standing at 28.5% (compared to 24.9% in the first nine months of 2009).

EBIT amounted to 778 million reais, an improvement of 536 million on the first nine months of 2009. This result can be ascribed to the higher contribution of EBITDA compared with the same period of 2009 (2,212 million reais in the first nine months of 2010, 2,156 million reais in the first nine months of 2009), in part reduced by an increase in amortisations of 56 million reais. Compared to the same period of 2009, the organic change in EBIT amounted to +503 million reais, with the EBIT margin standing at 7.4% (compared to 2.7% in the first nine months of 2009).

Capex amounted to 1,736 million reais, an increase of 206 million with respect to the first nine months of 2009, mainly due to higher spending on the network and IT platforms.

The headcount came to 9,445 employees.

OLIVETTI

Revenues in the first nine months of 2010 were €259 million, up €40 million compared with the first nine months of 2009. The growth is seen in all distribution channels, also thanks to the positive effects of the renewed offering following the company's strategic repositioning in the IT market. A particularly important contribution came from sales of new product lines (Data Cards, NetBooks and NoteBooks) through the Olivetti and Telecom Italia channels.

EBITDA was a negative €24 million, €6 million lower than in the first nine months of 2009. This is attributable on the one hand to marketing activities needed to support the company's growth, and on the other to the fact that the new offerings, while significant in volume terms, deliver lower EBITDA margin than traditional products whose cost structure has remained unchanged and sales are falling.

EBIT was a negative €27 million, €5 million lower than in the first nine months of 2009.

Capex amounted to €4 million, up €1 million from the same period of 2009.

Headcount came to 1,107 employees (1,018 in Italy and 89 overseas).

***

OUTLOOK FOR THE 2010 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, based on the first nine months results, the following targets for the full year 2010 are confirmed:

•         Organic EBITDA broadly stable compared with previous year;

•         Capex of around €4.3 billion;

•         Adjusted net financial position of around €32 billion by year-end 2010.

***

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2010

-       Bond repayment
On 1 October 2010 the bond issued by Telecom Italia Capital S.A., with a semi-annual coupon of 4,875%, reached maturity and was repaid for a total USD 700 million.

-       BBNed Sale
On 5 October 2010, after receiving authorization from the Dutch Antitrust Authority, Telecom Italia completed the sale of its entire stake in BBNed to Tele2 AB in line with its intention to reposition itself in its core markets.

-       Telecom Argentina
On 13 October 2010, having received the necessary government authorizations, the company completed the transfer of Werthein Group's 8% stake in Sofora Telecomunicaciones S.A. (“Sofora”) - the holding company that controls Telecom Argentina - to Telecom Italia International, as foreseen by the agreements signed between the Group and Werthein on 5 August 2010.
The Argentine antitrust authorities and telecoms regulator have approved the deal, which allowed Telecom Italia to increase its stake in Sofora to 58% and thus obtain control of Telecom Argentina.
The agreements signed on 5 August also included a settlement of the ongoing legal proceedings with Telecom Italia’s partner Werthein, as well as a new shareholders' agreement regarding the governance of Telecom Argentina giving Telecom Italia management control of the Group, including the right to appoint the majority of corporate officers and top management. Werthein retains certain rights to protect its investment as well as the right to verify fulfilment of obligations regarding Telecom Argentina through a specially appointed independent compliance committee.
Under IAS/IFRS accounting principles (IFRS 3 revised), the operation will have a one-off positive effect on the bottom line of Telecom Italia Group's separate consolidated income statement for Q4 2010 of around €280 million, after recalculating the fair market value of the previous stake in Sofora at the acquisition date. The transaction will not have an impact on the accounts of Telecom Italia S.p.A..

***

CORPORATE GOVERNANCE TOPICS

The Telecom Italia Board of Directors has also approved a procedure to guarantee fair and open dealings with related parties, pursuant to Consob regulation 17221/2010. The new procedure – which received the favourable opinion of the Internal Control and Corporate Governance Committee, meeting with only its independent members (Paolo Baratta – Chairman, Ronald Berger and Jean Paul Fitoussi), joined on this occasion by Director Luigi Zingales - will replace, with effect from 1 January 2011, the current code of conduct regarding transactions with related parties adopted by Telecom Italia as a self regulatory measure in 2006.

 The document will be published shortly on the company web site www.telecomitalia.it, Corporate Governance section.

***

The Manager designate for the preparation of corporate accounting documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•     EBITDA.This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•     Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the nine months ended September 30, 2010 and 2009.

•     Net Financial Debt: Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. Below is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the real dynamic in net financial debt, starting with the Half Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “net financial debt carrying amount”) a new measure has been introduced denominated “adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from measurement at fair value of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets classified under Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The reclassified Separate Consolidated Income Statements, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the InterimReport at September 30, 2010 and are unaudited.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, beginning with the Profit for the period, derived from the Separate Consolidated Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit from continuing operations	1,904	1,699
Adjustments for:		
Depreciation and amortization	4,173	4,178
Impairment losses (reversals) on non-current assets (including investments)	71	72
Net change in deferred tax assets and liabilities	383	549
Losses (gains) realized on disposals of non-current assets (including investments)	(15)	52
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(48)	(49)
Change in employee benefits	204	(74)
Change in inventories	107	(5)
Change in trade receivables and net amounts due from customers on construction contracts	(335)	131
Change in trade payables	(808)	(1,215)
Net change in current income tax receivables/payables	(190)	(1,244)
Net change in miscellaneous receivables/payables and other assets/liabilities	(889)	(282)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	**4,557**	**3,812**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets on an accrual basis	*(1,249)*	*(1,286)*
Purchase of tangible assets on an accrual basis	*(1,689)*	*(1,712)*
Total purchase of intangible and tangible assets on an accrual basis	(2,938)	(2,998)
Change in amounts due to fixed asset suppliers	*(633)*	*(281)*
Total purchase of intangible and tangible assets on a cash basis	(3,571)	(3,279)
Acquisition of control of subsidiaries or other businesses, net of cash acquired	(3)	-
Acquisitions of other investments	(35)	(4)
Change in financial receivables and other financial assets	(86)	(552)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of	142	(12)
Proceeds from sale/repayment of intangible, tangible and other non-current assets	47	54
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	**(3,506)**	**(3,793)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in current financial liabilities and other	1,245	(1,017)
Proceeds from non-current financial liabilities (including current portion)	1,659	5,251
Repayments of non-current financial liabilities (including current portion)	(4,915)	(4,180)
Consideration paid for equity instruments	-	(11)
Share capital proceeds/reimbursements (including subsidiaries)	67	-
Dividends paid	(1,061)	(1,050)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	**(3,005)**	**(1,007)**
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	**-**	**30**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(1,954)**	**(958)**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	**5,484**	**5,226**
Net foreign exchange differences on net cash and cash equivalents (G)	83	101
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	**3,613**	**4,369**

TELECOM ITALIA GROUP – CONSOLIDATED NET FINANCIAL DEBT

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

DOMESTIC
(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change
	(a)	(b)	(c)	(d)	absolute (c-d)	% (c/d)	% organic (c/d)

Revenues	4,941	5,342	15,032	16,234	(7.5)	(7.4)	(7.5)
EBITDA	2,290	2,665	7,210	7,703	(14.1)	(6.4)	(3.6)
EBITDA margin (%)	46.3	49.9	48.0	47.4	(3.6) pp	0.6 pp	2.0 pp
EBIT	1,280	1,586	4,038	4,297	(19.3)	(6.0)	(2.3)
EBIT margin (%)	25.9	29.7	26.9	• 26.5	(3.8) pp	0.4 pp	1.5 pp
Capital expenditures	666	807	2,153	2,411	(17.5)	(10.7)
Headcount at period-end (number)			58,317	(*)59,367		(1.8)

(*)Headcount at December 31, 2009.

DOMESTIC – Core Domestic
(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change
	(a)	(b)	(c)	(d)	absolute (c-d)	% (c/d)	% organic (c/d)

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	4,688 2,419 856 829 518 66	5,079 2,763 894 868 506 48	14,251 7,360 2,640 2,537 1,546 168	15,416 8,307 2,806 2,684 1,480 139	(7.7) (12.5) (4.3) (4.5) 2.4 n.s.	(7.6) (11.4) (5.9) (5.5) 4.5 n.s.	(7.6) (11.4) (5.9) (5.5) 4.0 n.s.
EBITDA	2,214	2,582	6,987	7,449	(14.3)	(6.2)	(3.3)
EBITDA margin (%)	47.2	50.8	49.0	48.3	(3.6) pp	0.7 pp	2.2 pp
EBIT	1,215	1,534	3,887	4,137	(20.8)	(6.0)	(1.8)
EBIT margin (%)	25.9	30.2	27.3	26.8	(4.3) pp	0.5 pp	1.7 pp
Capital expenditures	648	793	2,108	2,366	(18.3)	(10.9)
Headcount at period-end (number)			57,214	(*) 58,098		(1.5)

(1) The amount indicated are net of infra CGU transactions.

(*) Headcount at December 31, 2009.

DOMESTIC – International Wholesale
(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change
	(a)	(b)	(c)	(d)	absolute (c-d)	% (c/d)	% organic (c/d)

Revenues . of which third parties	402 280	421 295	1,207 861	1,298 915	(4.5)	(7.0)	(7.5)
EBITDA	78	86	228	270	(9.3)	(15.6)	(14.3)
EBITDA margin (%)	19.4	20.4	18.9	20.8	(1.0)pp	(1.9) pp	(1.5) pp
EBIT	65	52	149	167	25.0	(10.8)	(19.6)
EBIT margin (%)	16.2	12.4	12.3	12.9	3.8 pp	(0.6) pp	(1.7) pp
Capital expenditures	18	16	47	47	12.5	0.0	2.2
Headcount at period-end (number)			1,103	(*) 1,269		(13.1)

(*) Headcount at December 31, 2009.

DOMESTIC – Revenues details fixed lines / mobile
(millions of euros)	9 months to 9/30/2010			9 months to 9/30/2009			Change (%)

Market segment	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)
Consumer	7,360	3,523	3,999	8,307	3,776	4,755	(11.4)	(6.7)	(15.9)
Business	2,640	1,747	928	2,806	1,861	989	(5.9)	(6.1)	(6.2)
Top	2,537	1,948	660	2,684	2,140	613	(5.5)	(9.0)	7.7
National Wholesale	1,546	2,181	183	1,480	2,028	119	4.5	7.5	53.8
Other (support activities)	168	148	52	139	141	20	n.s.	n.s.	n.s.
Total Core Domestic	14,251	9,547	5,882	15,416	9,946	6,496	(7.6)	(4.0)	(10.4)
International Wholesale	1,207	1,207		1,298	1,298		(7.0)	(7.0)
Eliminations	(426)	(238)		(480)	(280)		n.s.	n.s.
Total Domestic	15,032	10,516	5,882	16,234	10,964	6,496	(7.4)	(4.1)	(10.4)

(*)The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

* * *

BRAZIL
	(milions of euros)				(milions of reais)
	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/10	9 months to 9/30/09	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/10	9 months to 9/30/09	Change
					(a)	(b)	(c)	(d)	absolute (c-d)	% (c/d)	% organic

Revenues	1,623	1,233	4,498	3,429	3,677	3,309	10,532	9,728	11.1	8.3	3.5
EBITDA	458	322	1,281	849	1,038	869	2,999	2,410	19.4	24.4	18.4
EBITDA margin (%)	28.2	26.3	28.5	24.8	28.2	26.3	28.5	24.8		3.7 pp	3.6 pp
EBIT	167	48	332	85	385	135	778	242	°	°	°
EBIT margin (%)	10.5	4.1	7.4	2.5	10.5	4.1	7.4	2.5		4.9 pp	4.7 pp
Capital expenditures	234	251	741	539	526	687	1,736	1,530	(23.4)	13.5
Headcount at period-end (number)			9,445	(*) 9,783			9,445	(*) 9,783		(3.5)

(*)  Headcount at December 31, 2009.

***

OLIVETTI
(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change
	(a)	(b)	(c)	(d)	absolute (c-d)	% (c/d)

Revenues	83	66	259	219	25.8	18.3
EBITDA	(8)	(6)	(24)	(18)	(33.3)	(33.3)
EBITDA margin (%)	(9.6)	(9.1)	(9.3)	(8.2)	0.5 pp	1.1 pp
EBIT	(9)	(7)	(27)	(22)	(28.6)	(22.7)
EBIT margin (%)	(10.8)	(10.6)	(10.4)	(10.0)	(0.2) pp	(0.4) pp
Capital expenditures	1	1	4	3	-	33.3
Headcount at period-end (number)			1,107	(*) 1,098		0.8

(*)  Headcount at December 31, 2009.

* * *

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and Term Loan

In the table below are shown the composition and the drawdown of the syndacated committed credit lines available as of September 30, 2010 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014 and by the new Revolving Credit Facility for the total amount of 1.25 billion euros signed on February 12, 2010 and maturing on February 2013. In January 2010 the syndacated credit line named Term Loan 2010 for the amount of 1.5 billion euros  was regularly repaid using the available liquidity:

	9/30/2010		12/31/2009
(billions of euros)	Committed	Utilized	Committed	Utilized

Term Loan – due 2010	--	--	1.5	1.5
Revolving Credit Facility – due 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – due 2013	1.25	--	--	--
Total	9.25	1.5	9.5	3.0

Bonds

With reference to the evolution of the bonds during the first nine months of 2010, we point out the following events:

NEW ISSUES

(millions of original currency)	currency	amount	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3M + 1.3% due March 14, 2012 (1)	Euro	107.715	3/12/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% due February 10, 2022	Euro	1,250	2/10/2010

(1) That issue derives from the contractual conditions provided by the previously in force bond “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros already repurchased by the company in 2009. In fact, according to the Terms and Conditions, the holders of the bond for a nominal amount of 31,115,000 euro renounced the right to the possibility of extending the maturity date to 2012 and that amount was duly repaid on June 14, 2010; while on March 12, 2010 bonds were issued for the residual amount of 107,715,000 euros and are denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

(millions of original currency)	currency	amount	Repayment date
Telecom Italia Finance Floating Rate Notes 138.83 million of euro Euribor 3M+ 1.30% (2)	Euro	138.83	6/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million of euro Euribor 3M+ 0.20% (3)	Euro	796	6/7/2010
Telecom Italia Capital S.A. 4% 1,250 millions of dollars, issue guaranteed by Telecom Italia S.p.A.	USD	1,250	1/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 exchangeable with redemption premium	Euro	574	1/1/2010

(2) That repayment derives from the contractual conditions provided by the previously in force bond “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros already repurchased by the company in 2009. In fact, according to the Terms and Conditions, the holders of the bond for a nominal amount of 31,115,000 euros renounced the right to the possibility of extending the maturity date to 2012 and that amount was duly repaid on June 14, 2010; while on March 12, 2010 bonds were issued for the residual amount of 107,715,000 euro and are denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(3) Net of 54 million euros repurchased by the company in 2009.

BUYBACKS

As already occurred in 2008 and in 2009, during the first nine months of 2010 the Telecom Italia Group repurchased bonds in order to:

•          give investors a further possibility of monetizing their position;

•          partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	currency	amount	Buyback period
Telecom Italia Finance S.A. 1,884 million of euro 7.50% due April 2011 (4)	Euro	113.432	January- May 2010
(4) In October 2009 the company has already repurchased 2.683 million euros, so that the total amount of the buy-back in 2009 and 2010 is equal to 116.115 million euros.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, we point out that as of September 30, 2010 amount 313 million euros (nominal value) and decreased by 35 million euros in comparison with December 31, 2009 (348 million euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of September 30, 2010 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 5,970 million euros with the following detail:

•          513 million euros, due October 1 st, 2010;

•          750 million euros, due January 28, 2011;

•          293 million euros, due February 1 st, 2011;

•          1,884 million euros, due April 20, 2011;

•          623 million euros, due July 18, 2011;

•          549 million euros, due July 18, 2011;

•          1,250 million euros, due February 1 st, 2012;

•          108 million euros, due March 14, 2012.

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 854 million euros (on a total amount of 2,366 million euros at September 30, 2010), are not covered by bank guarantees and there are such covenants that:

•       in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB which can require guarantees or changes in the contract of funding. With reference to the two contracts of funding signed between EIB and Telecom Italia S.p.A.: on July 17, 2006 for the amount of 150,000,000.00 euros and on November 30, 2007 for the amount of 182,200,000.00 euros, EIB can also rescind the contract ex art. 1456 Italian Civil Code in case Telecom Italia S.p.A. ceases to detain, directly or indirectly, more of the 50% (fifty percent) of the voting rights in the ordinary board of HanseNet Telekommunikation GmbH Germany or, however, such a number of shares to represent more of the 50% (fifty percent) of the share capital of that company; to this end, we remind that on February 16, 2010 the Group sold the subsidiary HanseNet to the Telefónica group. Following HanseNet’s sale, the Group decided to voluntarily repay the loan for the amount of 182,200,000.00 euros of which 40,000,000.00 euros on June 18, 2010 and 142,200,000.00 euros on September 30, 2010; the loan for the amount of 150,000,000.00 euros will be kept until its contractual due date fixed in July 2014;

•       if the credit rating of the company underlies BBB+ for Standard & Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings (for the loan of  the nominal amount of 350 million euros) and, if the credit rating of the company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings (for the loans of a total nominal amount of 500 million euros), the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees provided by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount. The existing rating levels don’t entail the constitution of new guarantees nor the repayment of the loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring 2013.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit agreements.

Telecom Italia is also involved in some agreements which obliged the communication of the change of control:

• Multi currency revolving credit facility (8,000,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on August 1, 2005 and subsequently amended. In the event of a change of control, Telecom Italia must inform the agent of this within 5 business days and the agent, on behalf of the financing banks, must negotiate in good faith to determine how the relationship can continue. None of the parties will be required to continue such negotiations beyond a term of 30 days, upon the expiry of which, in the absence of any agreement, the facility will cease to be effective and Telecom Italia will be required to return the sums eventually disbursed to it (presently equivalent to 1,500,000,000 euros). Traditionally, a change of control does not arise in cases where control, within the meaning of art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, as of the date of the signing of the agreement, directly or indirectly hold more than 13% of the voting rights in shareholders’ meetings or (ii) by investors (Telefónica, Assicurazioni Generali, Sintonia, Intesa Sanpaolo and Mediobanca) that entered into a shareholder agreement on April 28, 2007 concerning the Telecom Italia shares or else (iii) by a combination of entities belonging to the two categories;

• Revolving credit facility (1,250,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on February 12, 2010 and it provides for a regime similar to that contained in the facility of August 1, 2005, but updated to take into account the October 28, 2009 amendment of the shareholder agreement of April 28, 2007. No change of control therefore arises in cases where the control, within the meaning of art. 2359 of the Italian Civil Code, is directly or indirectly acquired (through subsidiaries) by the investors Telefónica, Assicurazioni Generali, Intesa Sanpaolo and Mediobanca, with the provisions described above remaining otherwise unchanged;

• Bonded loans. The rules on loans issued within the context of the EMTN Programmes (both ex Olivetti and Telecom Italia) and loans denominated in US dollars typically provide that, in the event of mergers or transfers of all or substantially all of the assets of the issuer or guarantor company, the absorbing or transferee company must assume all of the obligations of the absorbed or transferring company. The non-fulfilment of the obligation, if not remedied, sets up an event of default;

• Contracts with the European Investment Bank (EIB). In the contracts entered into by Telecom Italia and the EIB, for a total maximum amount of around 2.5 billion euros, there is a duty to inform the Bank promptly of any modifications regarding the Bylaws or the distribution of the capital among the shareholders that could entail to a change of control. Any failure to provide this information leads to termination of the contract, which also occurs when a shareholder, who does not hold at least 2% of the share capital as of the date of signing the contract, comes to hold more than 50% of the rights to vote in ordinary shareholders’ meetings or, however, of the share capital, in case that, according to the reasonable judgment of the Bank, this could cause prejudice to the Bank or compromise the performance of the financing project;

• Export Credit Agreement. In a contract for the nominal outstanding amount of 75 million euros, in case of change of control, Telecom Italia must give communication to the Borrower within 5 working days and the parties will negotiate in good faith how to continue the relationship. None of the parties will be obliged to continue that negotiation beyond the term of 30 days (“Negotiation Termination Date”), after which, and in absence of any agreement, the Export Credit Agreement will be always operative but the period of drawing will finish on the negotiation termination date. The residual capital can be no repaid until the terms provided in the agreement or, if former, until the next date of interests’ payment.

Furthermore, in the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profitability and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on September 30, 2010 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME  STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob Communication DME/RM/9081707 dated September 16, 2009.

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009

Acquisition of goods and services / Other operating expenses:
Other sundry expenses	(12)	(5)
Employee benefit expenses:
Expenses for mobility under Law 223/91	(240)	-
IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	(252)	(5)
Gains (losses) on disposals of non–current assets:
Gains on disposal of Elettra	19	-
Loss on disposal of Telecom Media News	-	(11)
Losses on intangible assets	-	(39)
Impairment reversals (losses) on non-current assets:
Provision for risks and charges on investments	(3)	-
IMPACT ON OPERATING PROFIT (EBIT)	(236)	(55)
Finance income (expenses) and Other income (expenses) from investments:
Gains on disposals of Other investments	1	3
Other finance expenses	-	(8)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(235)	(60)
Effect of income taxes on non-recurring items	68	13
Discontinued operations	(2)	(540)
IMPACT ON PROFIT FOR THE PERIOD	(169)	(587)

TELECOM ITALIA GROUP - EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS ARISING FROM THE RESTATEMENT DUE TO ERRORS AND RECLASSIFICATIONS

The data for the nine month period ended September 30, 2009  ( included the Third Quarter  ) have been restated in order to reflect the effects of the corrections of prior years’ errors – as defined under IAS 8 – which arose following the “Telecom Italia Sparkle case” and described in detail in the Telecom Italia Group’s Consolidated Financial Statement as at December 31, 2009.

The adjustments and provisions made are summarized as follow:

(millions of euros)	3rd Quarter 2009	As at 9/30/2009

Impact on EBITDA and EBIT	-	-
Finance expenses (provision charges for interest on VAT)	(3)	(8)
Impact on Profit for the period attributable to Owners of the Parent	(3)	(8)

(millions of euros)	As at 1./1/2009	As at 9/30/2009

Impact on Equity attributable to Owners of the Parent	(497)	(505)
Trade and miscellaneous payables and other current liabilities (Provisions for risk and charges)(1)	497	505
Impact on Total Current Liabilities	497	505

(1)      The adjustments made do not impact the other statement of financial position line items and the Net financial position.

The following tables reflect the impacts on the 2009 third quarter and nine month period  financial statement line items of the accounting adjustments for prior years’ errors – as defined under IAS 8 – in connection with the “Telecom Italia Sparkle case”.

	3rd Quarter 2009			1/1. - 9/30/2009
(milions of euros)	Historical	Errors	Restated	Historical	Errors	Restated

OPERATING PROFIT (EBIT)	1,608	-	1,608	4,293	-	4,293
Share of profits (losses) of associates and joint ventures accounted for using the equity method	16	-	16	49	-	49
Other income (expenses) from investments	-	-	-	(34)	-	(34)
Finance income	669	-	669	2,206	-	2,206
Finance expenses	(1,224)	(3)	(1,227)	(3,838)	(8)	(3,846)
INCOME BEFORE TAX FROM CONTINUING OPERATIONS	1,069	(3)	1,066	2,676	(8)	2,668
Income tax expense	(322)	-	(322)	(969)	-	(969)
PROFIT FROM CONTINUING OPERATIONS	747	(3)	744	1,707	(8)	1,699
Profit (loss) from Discontinued operations/Non-current assets held for sale	(540)	-	(540)	(559)	-	(559)
PROFIT FOR THE PERIOD	207	(3)	204	1,148	(8)	1,140
Attributable to:
* Owners of the Parent	201	(3)	198	1,165	(8)	1,157
* Non-controlling interest	6	-	6	(17)	-	(17)

	9/30/2009
(millions of euros)	Historical	Errors	Restated

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the period	13,862	(505)	13,357
Equity attributable to Owners of the Parent	26,136	(505)	25,631
Non-controlling interest	853	-	853
TOTAL EQUITY	26,989	(505)	26,484

Trade and miscellaneous payables and other current liabilities	9,210	505	9,715
TOTAL CURRENT LIABILITIES	15,698	505	16,203
TOTAL LIABILITIES	57,052	505	57,557
TOTAL EQIUITY AND LIABILITIES	84,041	-	84,041

* * *

Starting from the half-year condensed consolidated financial statements at June 30, 2010 of the Telecom Italia Group, following a detailed review of indirect taxes paid by the Group in the various tax jurisdictions and also in connection with the forthcoming first-time adoption of IFRS by the Tim Brasil group, Telecom Italia reclassified some taxes paid in Brazil, previously included in “Other operating expenses”, in reduction of “Revenues” and “Other income”.

The amounts of “Taxes on revenues and other income of Brazilian companies (PIS and COFINS)”, subject to reclassification, are the followings:

	1/1-9/30 2010	Year 2009	1/1-9/30 2009	Year 2008	Year 2007	Year 2006
(millions of euros)
Taxes on revenues and other income of Brazilian companies (PIS and COFINS)	(240)	(271)	(194)	(282)	(266)	(221)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 4th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager